DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212-450-6141

[redacted] MAIN

05012474

DA, 2
ÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-5151 SUPPL

November 9, 2005

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated November 8, 2005, entitled, "Telefônica Data Brasil Holding S.A. Announces Consolidated Financial Results for the third quarter 2005."

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford
Legal Assistant

Enclosure

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results for the third quarter of 2005

Press Release, November 08, 2005 (07 pages)

For more information, please contact:
Daniel de Andrade Gomes.
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; November 08, 2005) TELEFÔNICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announces its consolidated financial results for the third quarter of 2005. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976, revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Unaudited Figures in Reais (Thousand)	**Sep/05**	**Sep/04**	**Variation**
Net operating revenues	541,195	438,846	*23.3%*
EBITDA [1/]	129,518	74,589	*73.6%*
EBITDA margin(%)	23.9%	17.0%	*6.9 p.p.*
Operating income	17,192	(21,593)	*n.a.*
Income before income tax and social contribution	19,345	(21,597)	*n.a.*
Net income	8,703	(15,488)	*n.a.*
Shares outstanding (bn)	1,071.2	1,071.2	*0.0%*
EPS (000)	0.008	(0.014)	*n.a.*

1/ Earnings before interest, taxes, depreciation and amortization
Note: When applicable, and for comparison reasons, the income statements related to September 30, 2004 were reclassified.

Highlights

- **Net operating revenues** totaled R$541.2 million in the 9M05. When compared with the R$438.8 million of the 9M04, it results in an increase of R$102.3 million, or 23.3%. When comparing the 3Q05 with the 2Q05, the increase was R$7.3 million.

- The **EBITDA** added up to R$129.5 million in the 9M05 compared to the R$74.6 million of the 9M04, representing an improvement of 73.6%, increasing the EBITDA margin from 17.0% to 23.9%, showing an advance in the main metrics of the Company, besides the growth of its businesses and the efficient execution of a cost reduction plan. When comparing the 3Q05 with the 2Q05, there was a reduction of R$1.0 million, or 2.2%, reducing the EBITDA margin from 24.9% to 23.4%.

- **The Net Result** showed a positive evolution, improving R$24.2 million when comparing the 9M05 with the 9M04, from a net loss of R$15.5 million to a net income of R$8.7 million. When comparing the 3Q05 with the 2Q05, it represented a reduction of R$1.9 million.

Operating Results Highlights

- **Gross operating revenues** registered R$656.5 million in the 9M05 and when compared with the R$539.0 million of the 9M04, it results in an increase of R$117.5 million. In the 3Q05, an improvement of R$9.9 million was recorded, compared to the 2Q05. This performance is explained as follows:

- **Business Communication** grew R$96.7 million, or 22.7%, when comparing the 9M05 with the 9M04. In the 3Q05, an increase of R$2.7 million, or 1.5%, was recorded compared to the 2Q05, mainly because of the switched data communication packages, including business communication services, internet services and data center services.

- **Supplies Sale** includes mainly the sale of supplies – network solutions and the sale of customized software. When comparing the 9M05 with the 9M04, an increase of R$14.6 million, or 120.8%, was registered. In the 3Q05, an increase of R$4.8 million, or 61.7% was recorded, compared to the 2Q05.

- **Commissions** are mainly related to the revenues of voice services commission paid by Telesp. Comparing the revenues for the 9M05 with the 9M04, an improvement of R$2.2 million, or 3.5% is shown. When comparing the 3Q05 with the 2Q05, these revenues remained relatively stable.

- **IT Solutions and Others** include the sale of integrated solutions for clients and outsourcing of IT and telecommunications. They presented an improvement of R$4.0 million, or 10.8% when comparing the 9M05 with the 9M04. When comparing the 3Q05 with the 2Q05, there was a increase of R$2.4 million, or 17.9%.

- **Deductions (taxes):** increased R$15.2 million, or 15.2%, when comparing the 9M05 with the 9M04. When comparing the 3Q05 with the 2Q05, there was an increase of R$2.5 million, or 6.6%, in line with the revenues' growth.


EBITDA - Annual
R$ Thousand
Net Operating Revenue
EBITDA
Operating Income
Income Before Income Tax, Social Contribution
Net Income
(40,000)
60,000
160,000
260,000
360,000
460,000
560,000
9M04
9M05

Operating Expenses and Other Revenues/Expenses Highlights

The **Operating Expenses** in the 9M05 grew R$47.4 million, or 13.0%, when compared to the same period of the previous year. When comparing the 3Q05 with the 2Q05, the increase was R$8.3 million, or 6.2%.


Operating Expenses - Annual
R$ Million
Personnel Expenses
General and Administrative Expenses
Taxes
Provisions
Other Operating Revenues (Expenses)
(20)
20
60
100
140
180
220
260
300
340
9M04
9M05

The changes are explained as follows:

- **Personnel Expenses** represented 14.9% of the Net Operating Revenues in the 9M05, compared to 16.4% in the same period of the previous year, a decrease of 1.6 p.p. In the 3Q05, they represented 14.1% of the Net Operating Revenues, compared to 15.9% in the 2Q05, a drop of 1.8 p.p.

- **Administrative expenses**, which include outsourcing expenses and infrastructure rental, represented 59.4% of the Net Operating Revenues in the 9M05, compared to the 65.0% in the 9M04, a reduction of 5.6 p.p. When comparing the 3Q05 with the 2Q05, there was a reduction of 4.5 p.p. (60.9% and 56.4%, respectively). The main variations were related to the costs of services and merchandises.

- **Taxes** grew R$1.2 million in the 9M05 when compared to the 9M04 and decreased R$0.4 million, or 16.3%, when comparing the 3Q05 with the 2Q05.

- **Provisions for bad debt** represented 0.5% of the net operating revenues in the 9M05 compared to the 0.8% in the 9M04. The Company continues to develop efforts to keep this variable under control.

- **Depreciation** reached R$83.3 million in the 9M05, an increase of R$13.2 million, or 18.8%, in comparison to the 9M04. When comparing the 3Q05 with the 2Q05, the variation was R$0.6 million, or 2.2%, mainly caused by the growth in the plant in service.

- **Net financial revenues / (expenses):** presented increases of R$54.2 million in the financial revenues and of R$57.1 million in the financial expenses, resulting in a negative financial result of R$3.0 million, when comparing the 9M05 with the 9M04, due to the loss in hedge operations. When comparing the 3Q05 with the 2Q05, there was a variation of R$0,1 million. Since the indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate variation, the Company has signed hedging contracts with financial institutions in order to reduce the risk originated in those variations.

LOANS AND FINANCING: As of September 30, 2005, the Company had R$167.5 million in loans and financing, obtained in foreign currency at fixed interest rates, (R$152.9 million as of June 30, 2005, from which R$152.0 million were obtained in foreign currency at fixed interest rates and R$0.9 million were obtained in local currency at variable interest rates (CDI)). On the other hand, the Company invests the excess balance of cash and cash equivalents of R$11.3 million (R$5.8 million as of June 30, 2005) mainly in short-term instruments, based on the variation of the CDI (interest rate), which contributes to reduce this risk. The book values of those instruments are close to market value because of their short-term maturity.

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are carried out under the usual market conditions for this type of operation. The main transactions with associated companies, undertaken by this Company and its subsidiary, telecommunication services and other rendered services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients, and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

Shareholders' Equity – Capital Stock

The Capital Stock of the Company as of September 30, 2005 was R$702.9 million, represented by 358,716,131,431 common shares and 712,437,254,531 preferred shares, all in book entry form and

without nominal value. Since April 04, 2002, when the 1st Ordinary General Shareholders' Meeting and 2nd Extraordinary General Shareholders' Meeting took place, the Company is authorized to increase its capital stock to the limit of 1,500,000,000,000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares, it is not mandatory to issue new common and preferred shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by the Extraordinary General Shareholders' Meeting held on the same date. In the partial spin-off of Telecomunicações de São Paulo S.A. - Telesp and creation of the Company, a share of the same type of the new company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 08, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company", with shares traded in the São Paulo Stock Exchange. It is also listed in the Securities and Exchange Commission – SEC, and its level I American Depositary Shares – ADSs are traded in the New York Stock Exchange (NYSE).

Telefônica Data Brasil Holding - Business

The Company's businesses are, among others, to control the subsidiary that operates the package switched service network, other telecommunication services and related activities.

Its controlled company, Telefônica Empresas, operates nationwide and has the largest structure of data transmission in the State of São Paulo. The company provides service for all the 26 states and the Federal District. It has businesses with large companies and corporations, integrating communication and information technology with integrated solutions for its clients.

The objective of the Company is to consolidate itself within the market as a service provider for large companies, differentiating itself from the traditional telecommunication operators. This must be done through the strengthening of the businesses of Soluções services. Starting from the understanding of the evolution of each market segment, the professionals of Telefônica Empresas may integrate in a single solution: connectivity, data center, applications and outsourcing of services and equipment. Starting from the specific needs of a client, they may also create, for example, people location services using cellular phones, establish sales automatization projects, integrate productive chains with different platforms among others.

Data communication services are the input material for the development of innovative projects for the big Corporate clients. Therefore, Telefônica Empresas is even closer to the Client, creating lasting partnerships, based on its capacity to provide value to the businesses of large companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheet and Table **3** shows the loans and financing and the shareholder's structure.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the periods ended September 30, 2005 and 2004
Corporate Law Method
(Unaudited)
(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Sep/05	**Sep/04**	*var.*	**3Q05**	**2Q05**	*var.*
Gross Operating Revenue	**656,480**	**538,953**	*21.8%*	**227,679**	**217,824**	*4.5%*
Business Communications	522,842	426,147	*22.7%*	177,427	174,771	*1.5%*
Supplies Sale	26,704	12,092	*120.8%*	12,631	7,811	*61.7%*
Commissions (*)	65,860	63,644	*3.5%*	21,952	21,954	*-0.0%*
IT solutions and others	41,074	37,070	*10.8%*	15,669	13,288	*17.9%*
Taxes + others	(115,285)	(100,107)	*15.2%*	(40,517)	(37,999)	*6.6%*
Net operating revenue	**541,195**	**438,846**	*23.3%*	**187,162**	**179,825**	*4.1%*
Operating expenses	**(411,677)**	**(364,257)**	*13.0%*	**(143,321)**	**(134,990)**	*6.2%*
Personnel expenses	(80,507)	(72,108)	*11.6%*	(26,345)	(28,576)	*-7.8%*
General and administrative expenses	(321,237)	(285,104)	*12.7%*	(113,889)	(101,364)	*12.4%*
Taxes	(5,708)	(4,549)	*25.5%*	(1,840)	(2,198)	*-16.3%*
Provisions	(2,543)	(3,385)	*-24.9%*	(1,122)	(557)	*101.4%*
Investment gains (losses)	-	-	-	-	-	-
Other operating revenues / (expenses)	(1,682)	889	*n.a.*	(125)	(2,295)	*-94.6%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**129,518**	**74,589**	*73.6%*	**43,841**	**44,835**	*-2.2%*
Depreciation and amortization	(83,329)	(70,148)	*18.8%*	(28,068)	(27,456)	*2.2%*
Financial revenues	88,261	34,083	*159.0%*	31,729	29,670	*6.9%*
Financial expenses	(117,258)	(60,117)	*95.0%*	(41,509)	(39,318)	*5.6%*
Operating income	**17,192**	**(21,593)**	*n.a.*	**5,993**	**7,731**	*-22.5%*
Non-operating revenues (expenses)	2,153	(4)	*n.a.*	258	1,891	*-86.4%*
Income before income tax and social contribution	**19,345**	**(21,597)**	*n.a.*	**6,251**	**9,622**	*-35.0%*
Income tax	(7,825)	4,491	*n.a.*	(2,430)	(3,547)	*-31.5%*
Social contribution	(2,817)	1,618	*n.a.*	(875)	(1,277)	*-31.5%*
Net income	**8,703**	**(15,488)**	*n.a.*	**2,946**	**4,798**	*-38.6%*

(*) Relates to commissions for voice services rendered by Telesp to clients of Telefônica Empresas S.A.

Note: When applicable and for comparison reasons, the income statements related to September 30, 2004 were reclassified.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

As of September 30, 2005 and June 30, 2005

Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated	
	Sep/05	Jun/05
Current Assets	**185,124**	**147,395**
Cash and cash equivalents	11,339	5,784
Cash and bank accounts	889	4,416
Financial investments	10,450	1,368
Accounts receivable	173,785	141,611
Accounts receivable from customers	117,925	103,296
Allowance for doubtful accounts	(17,699)	(17,213)
Receivables from associated companies	40,142	24,027
Recoverable taxes	23,721	23,291
Maintenance inventories	3,265	3,283
Temporary gains from hedging	-	-
Other assets	6,431	4,927
Long-term assets	**216,617**	**219,316**
Receivables from associated companies	1,125	1,724
Recoverables taxes	215,185	217,308
Other assets	307	284
Permanent Assets	**539,781**	**544,150**
Investments	287,877	291,091
Property, plant and equipment - net	251,798	252,831
Deffered results	106	228
Total Assets	**941,522**	**910,861**

LIABILITIES	Consolidated	
	Sep/05	Jun/05
Current Liabilities	**341,598**	**280,548**
Payroll and related charges	27,874	26,875
Suppliers	71,566	58,498
Income tax and contributions	13,595	13,963
Loans and financing	165,369	117,204
Payables to associated companies	34,753	29,337
Temporary losses from hedging	25,197	31,783
Other liabillities	3,244	2,888
Long-term liabilities	**4,919**	**38,254**
Loan and financing	2,137	35,716
Accrual for contingencies	859	765
Other liabilities	1,923	1,773
Shareholders' equity	**595,005**	**592,059**
Capital Stock	702,879	702,879
Retained earnings / (losses)	(107,874)	(110,820)
Total liabilities	**941,522**	**910,861**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Sep/05		
				Short Term	Long Term	Total
Loans denominated in foreign currency	(*)	1.00% to 5.90%	Until 2006	165,369	2,137	167,506
Total				165,369	2,137	167,506

The compositon of loans denominated in foreign currency is as follows:

	(*) Currency	Interest rate	Sep/05
Resolution 2770	USD	1.00% to 5.90%	130,775
Resolution 2770	YEN	1.80%	36,731
			167,506

Shareholding structure

As of September 30, 2005

TDBH S/A	Common	Preferred	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**